Exhibit (a)(4)




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   [As published in Investor's Business Daily, September 4, 2001]
                    -------------------------

     This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares. The Offer is being made solely by the formal Offer to Purchase forwarded to Share holders of record and is not being made to, nor will tenders be accepted from or on behalf of, Share holders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
        up to 2,650 Shares of Shares of Beneficial Interest ("Shares") of
 USA REAL ESTATE INVESTMENT TRUST, (the "Company") at a price of $300 per Share, by:
                SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser")

     The Purchaser is offering to purchase for cash up to 2,650 Shares held by the Share holders of USA REAL ESTATE INVESTMENT TRUST (the "Company"), a California business trust, at $300 per Share upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer" and the "Tender Offer Documents").

     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON OCTOBER 5, 2001, UNLESS THE OFFER IS EXTENDED.

     Funding for the purchase of the Shares will be provided through the Purchaser's existing working capital. The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer. The Offer will expire at 12:00 midnight, Pacific Standard Time on October 5, 2001, unless and until Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date"). The Purchaser will not provide a subsequent offering period following the Expiration Date. If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which an offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer's soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Share holders. Accordingly, if prior to the Expiration Date, Purchaser increases (other than increases of not more than two percent of the outstanding Shares) or decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Share holders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal. Tenders of Shares made pursuant to the Offer are irrevocable, except that Share holders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to the Depositary, Sutter Capital Management, LLC, a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Shares to be withdrawn. In addition, tendered Shares may be withdrawn at any time on or after November 3, 2001, unless the tender has theretofore been accepted for payment as provided above. If tendering Share holders tender more than the number of Shares

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that Purchaser seeks to purchase pursuant to the Offer, Purchaser will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering Share holder during the period during which the Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser's expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.


     The Tender Offer Documents may be obtained by written request t Purchaser or as set forth below. A request has been made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Share holders for the purpose of disseminating the Offer to Share holders. Upon compliance by the Company with such request, th Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchaser's expense to record holders of Shares, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who ar listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.


  For Copies of the Tender Offer Documents Call Purchaser at 1-415-788-1441 or
                      Make a Written Request Addressed to
           Sutter Capital Management, LLC 150 Post Street, Suite 320
                            San Francisco, CA 94108.

                                September 4, 2001

























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